EXHIBIT 99.1

Ferguson Releases ESG Report
“Building Influence. Delivering Impact.”

From Our Footprint, Through A Meaningful Handprint, Ferguson Helps Build a Better World

Newport News, VA—June 7, 2022—Ferguson plc (NYSE: FERG, LSE: FERG) today announced the release of its Fiscal Year 2021 Environmental, Social and Governance (ESG) report. Titled “Building Influence. Delivering Impact,” the report highlights Ferguson’s progress in conducting its operations with a lighter footprint while creating positive impact for its stakeholders.

“We are dedicated to minimizing the environmental impact of our operations and fostering a culture that is safe, inclusive and engaging for our associates,” said Kevin Murphy, Ferguson CEO. “This ESG report showcases how our people, expertise and position within the value chain create positive impact opportunities for our customers, suppliers and local communities and help build a better world.”

Key highlights of Ferguson’s FY 2021 ESG report include:
•Ferguson’s ESG framework and vision for sustainability.
•Carbon reduction goals to reduce our Scope 1 and 2 emissions by 35% per million USD of revenue by 2026.
•Ferguson’s water positive impact, comprising actions or initiatives that improve water access, water quality or efficiency of water use in communities we serve.
•Enhanced governance processes to reflect Ferguson’s U.S. listing of shares on the New York Stock Exchange.
•Alignment with the United Nation’s Sustainable Development Goals (SDG) on clean water and sanitation (Goal: 6), decent work and economic growth (Goal: 8) and responsible consumption and production (Goal: 12).
•ESG ratings from organizations like CDP (rating: B), MSCI (rating: AAA) and Sustainalytics (rating: Low Risk).

“Our solid ESG ratings illustrate the progress that Ferguson has made over the last decade in helping the community of builders sustainably transform the world in which we live. We embrace the opportunity to extend a hand, drive innovative products and solutions, and do our part to influence a greener, healthier, safer and more sustainable future,” added Murphy.

More information about Ferguson’s ESG priorities can be found within the ESG report, available at Fergusonplc.com.

About Ferguson
Ferguson is a leading North American value-added distributor providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit fergusonplc.com or follow us on LinkedIn.

Cautionary note regarding forward-looking statements
Certain information in this announcement is forward-looking within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as "will," "should," or other variations or comparable terminology. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the risk that the initiatives and priorities described in this announcement may be delayed, cancelled, suspended or terminated; risks associated with the relocation of our primary listing to the US and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; unsuccessful execution of our operational strategies; and the risks set forth in our Form 20-F filed with the Securities and Exchange Commission on September 28, 2021, under the heading "Risk Factors." Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information please contact:

Investor Inquiries	Media Inquiries
Brian Lantz Vice President, IR and Communications Ferguson +1 224 285 2410 Brian.lantz@ferguson.com	John Pappas Director, Financial Communications Ferguson +1 484 790 2727 John.pappas@ferguson.com
Pete Kennedy Director, Investor Relations Ferguson +1 757 603 0111 Peter.kennedy@ferguson.com	Jonathan Doorley Partner Brunswick +1 212 333 3810 jdoorley@brunswick.com
Rebecca Kral Director Brunswick +1 917 818-9002 Rkral@brunswick.com